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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                Clinicor, Inc.
                        ------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                        ------------------------------
                        (Title of Class of Securities)

                                   18726M106
                        ------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               Rule 13d-1(b)
       -----

               Rule 13d-1(c)
       -----

         X     Rule 13d-1(d)
       -----


                               Page 1 of 5 pages
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-----------------------
  CUSIP NO. 18726M106                   13G
-----------------------

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      NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NUMBER
 1
      Robert K. Williams III

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [N/A]
                                                                (b) [N/A]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U. S. Citizen

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                          SOLE VOTING POWER
                     5
     NUMBER OF            474,206 shares (see Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             474,206 shares (see Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          N/A
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      474,206 shares (see Item 4)

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      N/A

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                              Page 2 of 5 pages
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.4%

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      TYPE OF REPORTING PERSON
12
      IN

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                               Page 3 of 5 pages
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Item 1(a).     Name of Issuer:

               Clinicor, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1717 West Sixth Street, Suite 400
               Austin, Texas  78703

Item 2(a).     Name of Person Filing:

               Robert K. Williams III

Item 2(b).     Address of Principal Business Office:

               3305 Spring Mountain Road, Suite 60
               Las Vegas, Nevada  89102

Item 2(c).     Citizenship/State of Organization:

               U.S. citizen

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share

Item 2(e).     CUSIP Number:

               18726M106

Item 3.        Filing pursuant to Rule 13d-1(b):

               N/A

Item 4.        Ownership:

               (a)   Amount Beneficially Owned:  474,206 shares

               (b)   Percent of Class:  11.4%

               (c)   Number of shares as to which such person has:

                     (i)    sole power to vote or direct the vote:  474,206
                            shares

                     (ii)   shared power to vote or to direct the vote:  N/A

                     (iii) sole power to dispose or to direct the disposition of: 474,206 shares


                               Page 4 of 5 pages
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                     (iv)   shared power to dispose or to direct the disposition
                            of: N/A

               Note: The 474,206 shares of Common Stock beneficially owned by Mr. Williams include (1) 109,400 shares held by Guarantee and Trust Co. FBO Robert K. Williams III Sep/IRA, as to which Mr. Williams has voting and dispositive power, and (2) 51,606 shares issuable to Mr. Williams pursuant to immediately exercisable sales agent warrants.

Item 5.        Ownership of Five Percent or Less of a Class:

               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               N/A

Item 8.        Identification and Classification of Members of the Group:

               N/A

Item 9.        Notice of Dissolution of Group:

               N/A

Item 10.       Certification:

               N/A



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Section 13G is true, complete and correct.



Dated: February 9, 1999                /s/ ROBERT K. WILLIAMS III
       --------------------            -------------------------------
                                       Robert K. Williams III


                               Page 5 of 5 pages